

August 24, 2020

Christopher Meyer
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Filed February 26, 2020**
> **File No. 1-35625**

Dear Mr. Meyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 41

1. Please tell us your consideration of identifying Restaurant-level operating margin as a non-GAAP financial measure and providing a reconciliation beginning with income from operations detailing each of the items excluded to derive restaurant-level operating income. Refer to Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
13. Long-term Debt, Net, page 86

2. We note you are able to pay regular quarterly dividends subject to certain restrictions. Please tell us your consideration of disclosing the most significant restrictions on the

payment of dividends and their pertinent provisions, and the amount of retained earnings or net income restricted or free of restriction. Refer to Rule 4-08(e)(1) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lori Lyn Miklavic